UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA and Grupo Hotelero Santa Fe announce the opening of the Hilton Garden Inn hotel in the Monterrey Airport

● Investment of Ps.180 million
● Participation in the project: OMA 85%, GHSF 15%

Monterrey, Mexico, August 27, 2015—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), and Grupo Hotelero Santa Fe, S.A.B. de C.V. (BMV: HOTEL) (“GHSF”), announce the start of operations of the Hilton Garden Inn hotel located inside the Monterrey airport.

OMA and GHSF are presenting a new option for hotel services to passengers at the Monterrey International Airport. Located between terminals A and B, the Hilton Garden Inn has 134 rooms and suites equipped with all amenities, a conference room with a capacity for 120 persons and the flexibility to be reconfigured, a business center, meeting rooms, gym, restaurant, 24-hour room service, and transportation services.

The project is the result of a strategic alliance between OMA and GHSF; the partners hold shareholding participations of 85% and 15%, respectively, in the subsidiary Consorcio Hotelero Aeropuerto de Monterrey, which has invested Ps. 180 million in the construction of the hotel.

Porfirio González Álvarez, the CEO of OMA, commented: “The new Hilton Garden Inn hotel marks an important milestone for the Monterrey International Airport, by adding more and better services for our passengers and improving their travel experience. The new installations complement the airport in its development as a regional Hub, and also strengthen its role in stimulating economic growth in the state of Nuevo León and the Monterrey metropolitan region. We are proud to celebrate this opening, as well as our strategic alliance with Grupo Hotelero Santa Fe, one of the most experienced hotel operators in Mexico. We are confident that this project will support the growth of both companies.”

With the clear objective of creating greater value for its shareholders, OMA’s diversification strategy contemplates the acquisition of new concessions and the development of industrial, logistics, commercial, and hotel services through partnerships with specialized companies in each sector. The new Hilton Garden Inn in the Monterrey Airport, operated by GHSF, is one of the fruits of OMA’s initiatives to increase its portfolio of new businesses.

Francisco Medina, Deputy CEO of Grupo Hotelero Santa Fe added, “OMA and GHSF have constructed a solid alliance based on mutual confidence, and it has been a successful experience for both work teams. The privileged location of the hotel makes it unique in its ability to offer quality services to business passengers in the airport zone. We are confident of the future performance of the hotel and the satisfaction it will bring to the airport community.”

Grupo Hotelero Santa Fe will continue generating strong financial results, offering our guests quality and service that reflects the passion of our people. Our offerings include irreplaceable locations with a superior product, and services that exceed the expectations of our clients. In this way we create value and are becoming an industry leader in Mexico.

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit

▪	Webpage http://ir.oma.aero
▪	Twitter http://twitter.com/OMAeropuertos
▪	Facebook https://www.facebook.com/OMAeropuertos

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About Grupo Hotelero Santa Fe

We are one of the leading companies in the hotel industry in Mexico. We are focused on the acquisition, development and operation of hotels. We have an operating model that is unique in its flexibility and adaptability, since our experience enables us to operate different domestic and international brands in distinct market segments.

We keep a focus on the strengthening and positioning of our own family of Krystal® brands, which is well-recognized in the Mexican market. This strategy enables us to offer distinct positive experiences for each market segment, in order to maximize profitability for our investors.

Our operating model relies upon multi-functional staff efficiency and strict expenditure control, and enables us to adapt rapidly to or anticipate the constantly changing needs of our industry. We have the capacity to add to our current operating portfolio of hotels through purchase, the development or conversion of properties, or operating contracts with third parties. We believe that our diversified portfolio of hotels, our management focus on profitability, as well as our ownership of a well-recognized brand aid us in winning operating contracts for hotels owned by third parties.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Vicsaly Torres Ruiz
Vicsaly Torres Ruiz
Chief Financial Officer

Date: August 28, 2015